Starrett®


04043059



Annual Report
For the Year Ended
June 26, 2004


STARRETT
TOOLS

A Brief Description of The L. S. Starrett Company

The Company is engaged in the business of manufacturing industrial, professional and consumer products. The total number of different items made and sold by the Company exceeds 5,000. Among the items produced are precision tools, electronic gages, dial indicators, gage blocks, granite surface plates, vision systems, optical measuring projectors, tape measures, levels, chalk products, squares, band saw blades, hole saws, hacksaw blades, jig saw blades, reciprocating saw blades, vises, M1® lubricant, and precision ground flat stock and drill rod. Much of the Company's production is concentrated in hand measuring tools (such as micrometers, steel rules, combination squares and many other items for the individual craftsman) and precision instruments (such as vernier calipers, height gages, depth gages and measuring instruments that manufacturing companies buy for the use of their employees).

These tools and instruments are sold throughout the United States and over 100 foreign countries primarily through distributors. By far the largest consumer of these products is the metalworking industry, but other important consumers are automotive, aviation, marine and farm equipment shops, do-it-yourselfers and tradesmen such as builders, carpenters, plumbers and electricians.

The Company's principal plant is located in Athol, Massachusetts. In addition, the Company operates manufacturing plants in Ohio, North Carolina, South Carolina, Brazil, Scotland, China and Puerto Rico.

THE L. S. STARRETT COMPANY

Financial Highlights


SEC MAIL
PROCESSING
RECEIVED
SEP 15 2004
WASH, D.C.
155
SECTION

OPERATIONS FOR THE YEARS ENDED IN JUNE	2004	2003
Net sales	$ 179,996,000	$ 175,711,000
Loss before cumulative effect of change in accounting principle	$ (2,352,000)	$ (4,489,000)
Cumulative effect of change in accounting for goodwill		$ (6,086,000)
Net loss	$ (2,352,000)	$ (10,575,000)
Basic and diluted loss per share before cumulative effect of change in accounting principle	$ (0.35)	$ (0.68)
Cumulative effect of change in accounting for goodwill		$ (0.92)
Basic and diluted loss per share	$ (0.35)	$ (1.60)
Dividends per share	$ 0.40	$ 0.70

AT YEAR END	2004	2003
Net working capital	$ 100,069,000	$ 100,830,000
Stockholders' equity	$ 162,283,000	$ 164,951,000
Book value per share	$ 24.42	$ 24.77
Number of employees	2,050	2,150
Approximate number of stockholders	5,000	4,800
Common shares outstanding	6,646,785	6,659,522

The President's Letter

To Starrett Stockholders and All Starrett Personnel:

I would like to share with you my thoughts on our year and to comment on some of the opportunities and risks we may encounter in the future.

We have seen an improvement in most segments of our business during the last three quarters of our financial year, but true to our historical trend, we have lagged the improved economy and have been slower to benefit than other companies.

Our sales hit bottom during the first quarter, but still increased 2% year-on-year and 10% during the last six months. Even though we incurred a loss for the year, much of it was attributable to the impact of the government investigation on earnings of over $4 million pretax and was not reflective of the progress we have made on the initiatives begun in fiscal 2002. These initiatives to reduce inventories and product lines, shorten lead-times, consolidate manufacturing, and streamline SG&A functions are ongoing and helped contribute to the generation of positive cash flow during this fiscal year.

The silver lining in all of this is that the government investigation is now behind us. We have agreed to a settlement with the government of $500,000. While I personally would have preferred my day in court, entering into this settlement is the financially prudent decision for our shareholders and employees, as it avoids a protracted and expensive fight. This settlement puts to bed all claims by the government against the Company and compensates the government for the time they have spent on the investigation since 2002. The total charge taken in the fourth quarter was $1.1 million, which includes the settlement and legal costs to button up the government investigation. With this behind us, let me review some of our successes during the year.

Beginning in January, we started to see the benefits of our R&D investments with the introduction of our new bi-metal unique™ saw product lines. This is a proprietary raw material processing technology that we introduced internationally in the second quarter of 2004, which will result in better performing saw products that we believe will be highly valued by our customers. We will continue to apply this innovative technology with the introduction of additional new products through fiscal 2005 and beyond.

Last year I indicated we were concentrating much of our efforts on growing international markets. Our global focus has never been more evident. Our Brazilian operation was our best performing location this year. We began to see improvement at the tail end of last year and have finished the year with an increase in sales of 6% in their own currency and benefited from the full utilization of our new bi-metal unique™ processing line.

Our Scotland operations were hurt by a relatively weak European economy and the expense of consolidating the manufacture of optical profile projectors, previously done in Skipton, England, into the Scotland facility. This consolidation will start to pay for itself during the next fiscal year.

In China, we continue to expand our breadth of operations and completed the installation of assembly and production lines for selected precision tools and two saw product categories. We have continued our investment in sales and sales infrastructure and we had the opportunity during the year to introduce our new bi-metal unique™ saw program by hosting an international sales meeting for Starrett personnel and a broad-base of distribution partners from around the world.

In concert with our plans to lower costs, we have closed our level manufacturing plant in Pennsylvania and, as part of a consolidation effort in our Hardware Division, are in the process of moving this to the Dominican Republic where we will have access to lower production costs located in this hemisphere.

In North America, we created a separate sales team to penetrate the hardware and construction trades in our drive for more channel diversification. We have introduced and added selected product line extensions to broaden the product range. In the coming year, we will feature our new bi-metal unique™ saw product offering that will span several saw product categories.

In the industrial channels, we have made changes to our sales structure to better focus our efforts on precision tools and saw blades. This concentration of effort, in addition to new product introductions in the precision measuring tool category and the launch of Gladiator™, a line of band saw blades featuring new tooth geometry, will generate new opportunities for growth.

SALES AND INCOME

Our net sales for fiscal year ended June 2004 were $180 million. This is up 2% from last year's $176 million. The good news is that the trend was up this year compared to being down last year. Most encouraging is the fact that domestic sales have started to improve and in fact are up 10% over last year for the last six months of the fiscal year. Our net loss was $2.4 million ($.35 per share) compared to $10.6 million ($1.60 per share) last year. However, several unusual items discussed above and in the financial statements are affecting year to year comparability. In 2003, we had charges of $.92 per share for the write-off of goodwill and $.35 per share for CMM investigation and inventory related charges. This year had charges of $.09 per share for facility relocations/closures and an additional $.43 per share in connection with the CMM division. In both years we had LIFO inventory liquidation benefits ($.15 per share in fiscal 2004 and $.09 per share in fiscal 2003) that probably won't continue in the future. Without these items, we are looking at a small profit of $.02 per share compared to a $.42 per share loss last year. Cost cutting measures and more domestic factory hours are beginning to have an effect.

DIVIDENDS

We held the quarterly dividend level at $0.10 per share this year. We have set a level we feel we can maintain and still not short the Company for cash. We know that many stockholders count on this regular income and we also take a long-term view of our business and wish to retain enough cash to be able to improve our plant and equipment and otherwise invest in the future.

FINANCIAL CONDITION

Our financial condition remains strong with a current ratio of 5.4 to one and net working capital of $100 million. Book value per share is $24.42 at the end of this year compared to $24.77 last year. In addition to dividends and normal earnings retained in the business, fluctuations in foreign currencies, pension fund condition, and treasury stock activity can have a significant effect on our book value per share. We have cut way back on treasury stock purchases in the past few years in order to conserve cash. The stock activity shown in our financial statements has to do with our employee stock plans. Our cash position continued to improve during the year, mainly because of the significant inventory reductions that have taken place, and is up $10 million to $35 million.

PLANT ADDITIONS

Once again, plant additions are well below our annual depreciation charge, reflecting our efforts to conserve cash. The Company made capital expenditures for plant and equipment of about $6.3 million in 2004 compared to $5.9 million in 2003. Depreciation for the year was $10.9 million compared to $11.0 million in 2003.

EMPLOYEE STOCKHOLDERS

During fiscal 2004, 52 options for 3,322 shares were exercised by employees. As of June 26, 2004 employees of the Company hold options for 73,547 shares that can be exercised over the next two years. Our experience over the years has been that employee stock ownership contributes to the success of a Company, which is good for all stockholders and employees. Present and former employees hold almost half of the Company's outstanding stock. In addition, over 50% of our domestic employees are participants in one or more of our stock plans.

TREASURY STOCK

During 2004, the Company purchased 40,000 shares of its own stock for the treasury at a cost of $632,000. These shares were purchased from the Company's 401(k) plan in order to maintain its liquidity needs. Consistent with cash needs, the Company may acquire additional shares from time to time, both on the New York Stock Exchange and in private transactions. This is to have stock available for miscellaneous corporate purposes and to reduce the dilutive effect on existing stockholders of the issuance of shares under the various employee stock ownership plans.

GENERAL COMMENTS

Risks and Challenges – The risks to our business are many and multifaceted. The major issues that I see are these. Overcapacity in our industry and lower cost imports will continue to put downward price pressure on our products. The high cost of doing business in the U.S. in the form of increased medical expenses, energy, steel, and compliance compounds the effects of the price pressures. Distribution consolidation and erosion of the U.S. manufacturing base is a risk for North America and for many of the developed countries in Western Europe. While we can't eliminate these risks, we can endeavor to minimize them. In order to do that, the challenge in front of the Company is to grow our brand globally. This entails brand maintenance in developed and high-share countries and brand growth in developing and low-share markets. We need to achieve lower overall costs, and improve lead-times in our delivery systems. The distribution challenges are to realign our distributor relationships and secure more profitable distribution partnerships while diversifying our distribution channels.

Government Investigation – A few closing thoughts on the government investigation. While I am pleased to see this issue in the rearview mirror, this does not mean I think justice was served. The most disturbing issue is that all shareholders suffered economic harm because of unsubstantiated allegations leaked to *The Wall Street Journal* in apparent violation of the seal order. Legal reform is sorely needed in the U.S., and until we adopt the British loser-pays-legal-costs system, we shall continue to see a proliferation of lawsuits.

Directors – During the year, we had two additions to the Board. Terry Piper joined the Board replacing George Webber, who is still our Vice President of the Webber Gage division. Terry is CEO and President of Precision Steel Warehouse, Inc., a Berkshire Hathaway Company, and someone we can all rely on for good, sound advice and industry knowledge. I would like to thank George Webber for the wisdom and guidance he has given the Board for the past 41 years. Bob Montgomery replaced Bill Hurley on our Board and comes with a wealth of knowledge from the Columbus McKinnon Corporation, where he served as Executive Vice President, CFO, and Director for 30 years, and brings financial savvy and experience to the Board. I look forward to working closely with the two of them.

Election 2004 – By the time you receive this letter, the convention extravaganzas in Boston and New York will be behind us. Facing us are the November elections and they will have an important bearing on the direction that the country takes over the next four years. Each and every one of you will have to make your own decisions on the merits of the candidates, and while world events and foreign policy will be a hot topic, the battleground should and will be fought on the economy, job creation, and wages. The government's job is to provide an environment that is conducive to the growth of business and the creation of jobs in the country. Unfortunately, in regard to international trade, neither candidate understands the difference between protectionism and fair trade. This is an important election and the differences between President Bush and Senator Kerry are as clear as a bell. In my personal view, whether you credit or criticize President Bush for his policies and actions, what you see is what you get. On the other hand, Senator Kerry, our long-time senator from Massachusetts, has positioned himself as a champion of job creation and the working man. I have a difficult time swallowing this line based on what he has done in Massachusetts and his voting record on pro-manufacturing initiatives. I encourage all of you to go to the polls in November and vote for the candidate who you believe will protect America and American industry in this rapidly changing world.

I would like to thank all of our dedicated personnel around the world for stepping forward during this year and rising to the challenges with dedication and drive. I look forward to working with all of you during the upcoming year.



August 31, 2004

President and CEO

THE L. S. STARRETT COMPANY

Consolidated Statement of Operations

For the years ended in June (in thousands except per share data)

OPERATIONS	2004	2003	2002
Net sales	$ 179,996	$ 175,711	$ 184,346
Cost of goods sold	(136,703)	(137,036)	(139,413)
Selling, general and administrative expense	(47,910)	(46,169)	(45,945)
Other expense	(270)	(585)	(217)
Loss before income taxes and cumulative effect of change in accounting principle	(4,887)	(8,079)	(1,229)
Income taxes (benefit)	(2,535)	(3,590)	(849)
Loss before cumulative effect of change in accounting principle	(2,352)	(4,489)	(380)
Cumulative effect of change in accounting for goodwill		(6,086)	
Net loss	$ (2,352)	$ (10,575)	$ (380)
Basic and diluted loss per share:			
Before cumulative effect of accounting change	$ (0.35)	$ (0.68)	$ (0.06)
Cumulative effect of change in accounting for goodwill		(0.92)	
	$ (0.35)	$ (1.60)	$ (0.06)
Average outstanding shares used in the computation of Basic and diluted loss per share	6,649	6,608	6,500
Dividends per share	$ 0.40	$ 0.70	$ 0.80

See notes to consolidated financial statements

THE L. S. STARRETT COMPANY

Consolidated Statement of Cash Flows

For the years ended in June (in thousands)

CASH FLOWS	2004	2003	2002
Cash flows from operating activities:			
Net loss	$ (2,352)	$ (10,575)	$ (380)
Noncash operating activities:			
Cumulative effect of change in accounting principle		6,086	
Depreciation and amortization	10,880	10,988	11,741
Deferred taxes	(3,331)	(3,875)	561
Unrealized translation losses (gains)	(33)	453	263
Retirement benefits	(719)	(1,338)	(2,170)
Working capital changes:			
Receivables	(529)	695	1,664
Inventories	11,109	22,345	7,656
Other current assets and liabilities	3,592	(841)	(1,862)
Prepaid pension cost and other	282	398	227
Net cash from operating activities	18,899	24,336	17,700
Cash flows from investing activities:			
Additions to plant and equipment	(6,345)	(5,860)	(8,028)
Increase in investments	(9,412)	(11,783)	(2,423)
Net cash used in investing activities	(15,757)	(17,643)	(10,451)
Cash flows from financing activities:			
Short-term borrowings (repayments), net	330	(372)	(4,050)
Long-term borrowings (repayments), net	(1,577)	(1,991)	
Common stock issued	423	2,453	3,598
Treasury shares purchased	(632)	(658)	(1,796)
Dividends	(2,658)	(4,619)	(5,187)
Net cash used in financing activities	(4,114)	(5,187)	(7,435)
Effect of translation rate changes on cash	149	128	(87)
Net increase (decrease) in cash	(823)	1,634	(273)
Cash beginning of year	3,306	1,672	1,945
Cash end of year	$ 2,483	$ 3,306	$ 1,672
Supplemental cash flow information:			
Interest paid	$ 1,076	$ 848	$ 695
Taxes paid (recovered), net	$ 56	$ (958)	$ (725)
Non-cash capital lease financing		$ 3,000	

See notes to consolidated financial statements

THE L. S. STARRETT COMPANY

Consolidated Balance Sheets

(in thousands except share data)

ASSETS	June 26 2004	June 28 2003
Current assets:		
Cash	$ 2,483	$ 3,306
Investments	32,023	21,995
Accounts receivable (less allowance for doubtful accounts of $1,358 and $1,392)	33,434	32,175
Inventories:		
Raw materials and supplies	8,510	9,859
Goods in process and finished parts	16,780	20,344
Finished goods	17,987	23,832
Total inventories	43,277	54,035
Prepaid expenses, taxes and other current assets	11,534	9,703
Total current assets	122,751	121,214
Property, plant and equipment, at cost:		
Land	1,879	1,885
Buildings (less accumulated depreciation of $19,937 and $18,463)	20,900	21,295
Machinery and equipment (less accumulated depreciation of $80,789 and $70,719)	40,080	43,913
Total property, plant and equipment	62,859	67,093
Prepaid pension cost	32,370	30,565
Other assets	944	868
	$ 218,924	$ 219,740

LIABILITIES AND STOCKHOLDERS' EQUITY	June 26 2004	June 28 2003
Current liabilities:		
Notes payable and current maturities	$ 2,302	$ 3,585
Accounts payable and accrued expenses	16,005	12,859
Accrued salaries and wages	4,375	3,940
Total current liabilities	22,682	20,384
Deferred income taxes	14,214	14,696
Long-term debt	2,536	2,652
Accumulated postretirement benefit obligation	17,209	17,057
Stockholders' equity:		
Class A common stock $1 par (20,000,000 shrs. auth.; 5,396,679 outstanding in 2004, excluding 1,310,601 held in treasury; 5,344,033 outstanding in 2003, excluding 1,294,542 held in treasury)	5,397	5,344
Class B common stock $1 par (10,000,000 shrs. auth.; 1,250,106 outstanding in 2004, excluding 332,019 held in treasury; 1,315,489 outstanding in 2003, excluding 332,019 held in treasury)	1,250	1,315
Additional paid-in capital	49,934	49,826
Retained earnings reinvested and employed in the business	129,282	134,547
Accumulated other comprehensive loss	(23,580)	(26,081)
Total stockholders' equity	162,283	164,951
	$ 218,924	$ 219,740

See notes to consolidated financial statements

THE L. S. STARRETT COMPANY

Consolidated Statements of Stockholders' Equity

For the years ended in June, 2002 through 2004
(in thousands)

	Common Stock Outstanding ($1 Par)	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, June 30, 2001	$ 6,458	$ 45,112	$ 156,626	$ (23,375)	$ 184,821
Comprehensive loss:					
Net loss			(380)		(380)
Unrealized net loss on investments				(169)	(169)
Translation loss, net				(546)	(546)
Total comprehensive loss					(1,095)
Dividends ($0.80 per share)			(5,187)		(5,187)
Treasury shares:					
Purchased	(87)	(679)	(1,030)		(1,796)
Issued	153	3,073			3,226
Options exercised	20	352			372
Balance, June 29, 2002	6,544	47,858	150,029	(24,090)	180,341
Comprehensive loss:					
Net loss			(10,575)		(10,575)
Unrealized net gain on investments				152	152
Minimum pension liability				(3,207)	(3,207)
Translation gain, net				1,064	1,064
Total comprehensive loss					(12,566)
Dividends ($0.70 per share)			(4,619)		(4,619)
Treasury shares:					
Purchased	(39)	(331)	(288)		(658)
Issued	142	2,159			2,301
Options exercised	12	140			152
Balance, June 28, 2003	6,659	49,826	134,547	(26,081)	164,951
Comprehensive income:					
Net loss			(2,352)		(2,352)
Unrealized net loss on investments				(56)	(56)
Minimum pension liability, net				765	765
Translation gain, net				1,792	1,792
Total comprehensive income					149
Dividends ($0.40 per share)			(2,658)		(2,658)
Treasury shares:					
Purchased	(40)	(337)	(255)		(632)
Issued	24	357			381
Options exercised	4	88			92
Balance, June 26, 2004	$ 6,647	$ 49,934	$ 129,282	$ (23,580)	$ 162,283

See notes to consolidated financial statements

SIGNIFICANT ACCOUNTING POLICIES

Description of the business and principles of consolidation: The Company is in the business of manufacturing industrial, professional, and consumer measuring and cutting tools and related products. The largest consumer of these products is the metalworking industry, but others include automotive, aviation, marine, farm, do-it-yourselfers, and tradesmen such as builders, carpenters, plumbers, and electricians. The consolidated financial statements include the accounts of The L. S. Starrett Company and its subsidiaries, all of which are wholly-owned. All significant intercompany items have been eliminated. The Company's fiscal year ends on the last Saturday in June. The fiscal years of the Company's major foreign subsidiaries end in May. Certain reclassifications have been made to prior year data to conform with current year presentation.

Financial instruments and derivatives: The Company's financial instruments consist primarily of current assets, except inventory, current liabilities, and long-term debt. Current assets and liabilities, except investments, are stated at cost, which approximates fair market value. Long-term debts, which are at current market interest rates, also approximate fair market value. The Company does not enter into derivative arrangements.

Investments: Investments consist primarily of marketable securities such as treasury bills, certificates of deposit, municipal securities, and money market funds. The Company considers all its investments "available for sale." As such, these investments are carried at market, with unrealized temporary gains and losses recorded as a component of stockholders' equity. Included in investments at June 26, 2004 is $2.2 million of AAA rated Puerto Rico debt obligations that have maturities greater than one year but carry the benefit of possibly reducing repatriation taxes. These investments represent "core cash" and are part of the Company's overall cash management and liquidity program and, under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," are considered "available for sale." The investments themselves are highly liquid, carry no early redemption penalties, and are not designated for acquiring non-current assets. Most other investments have maturities of less than one year.

Long-lived assets: Buildings and equipment are depreciated using straight-line and accelerated methods over estimated useful lives as follows: buildings 15 to 50 years, building improvements 10 to 40 years, machinery and equipment 5 to 12 years, motor vehicles 3 to 5 years, computer hardware and software 3 to 7 years. Long-lived assets are reviewed for impairment when circumstances indicate the carrying amount may not be recoverable. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Inventories: Inventories are stated at the lower of cost or market. For approximately two thirds of all inventories, cost is determined on a last-in, first-out (LIFO) basis. For all other inventories, cost is determined on a first-in, first-out (FIFO) basis. LIFO inventories are $19.9 million and $28.8 million at the end of 2004 and 2003, respectively, such amounts being approximately $20 million less than if determined on a FIFO basis. During 2004 and 2003, the Company reduced the levels of certain LIFO inventories that were carried in the aggregate at lower costs prevailing in prior years. The effect of the LIFO inventory reductions was to increase 2004 and 2003 net earnings by approximately $980,000 and $575,000, respectively, or $.15 and $.09 per share.

Revenue recognition: Revenue is recognized when inventory is shipped to the customer or installed if installation is necessary. While the Company does allow its customers the right to return in certain circumstances, revenue is not deferred, but rather a reserve for sales returns is provided based on experience, which historically has not been significant.

Warranty expense: The Company's warranty obligation is generally one year from shipment to the end user and is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Any such failures tend to occur soon after shipment. Historically, the Company has not incurred significant predictable warranty expense and consequently its warranty reserves are not material. In the event a material warranty liability is deemed probable, a reserve is established for the event.

Income taxes: Deferred tax expense results from differences in the timing of certain transactions for financial reporting and tax purposes. Deferred taxes have not been recorded on approximately $40 million of undistributed earnings of foreign subsidiaries as of June 2004 or the related unrealized translation adjustments because such amounts are considered permanently invested. In addition, it is possible that remittance taxes, if any, would be reduced by U.S. foreign tax credits. Valuation allowances are recognized if, based on the available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Research and development: Research and development costs were expensed as follows: $3,048,000 in 2004, $2,929,000 in 2003 and $2,727,000 in 2002.

Earnings per share (EPS): Basic EPS excludes dilution and is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution by securities that could share in the earnings. The Company had 13,701, 7,329 and 9,573 potentially dilutuve common shares in

2004 - 2002 resulting from shares issuable under its stock option plan. These additional shares are not used for the diluted EPS calculation in loss years.

Translation of foreign currencies: Assets and liabilities are translated at exchange rates in effect on reporting dates, and income and expense items are translated at rates in effect on transaction dates. The resulting differences due to changing exchange rates are charged or credited directly to the "accumulated other comprehensive loss" account included as part of stockholders' equity.

Use of accounting estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Amounts ultimately realized could differ from those estimates.

CHANGE IN ACCOUNTING FOR GOODWILL

The Company adopted SFAS 142, "Goodwill and Other Intangible Assets," as of June 30, 2002, the first day of fiscal 2003, and performed a transitional fair value based impairment test as of that date. As a result, a non-cash impairment charge of $6,086,000 ($.92 per share), relating primarily to the acquisition of the Company's Evans Rule division in 1986, was recorded as of the first day of fiscal 2003 and related amortization of $268,000 per year was discontinued. The charge is reflected as the cumulative effect of a change in accounting principle in the accompanying Statements of Operations and Cash Flows. There were no income taxes associated with the charge. Had goodwill not been amortized in the prior years, net loss and net loss per share would have been as follows (in thousands except per share data):

	2004	2003	2002
Net loss as reported	$ (2,352)	$ (10,575)	$ (380)
Add back goodwill amortization			268
Pro forma net loss	$ (2,352)	$ (10,575)	$ (112)
Basic and diluted loss per share as reported	$ (0.35)	$ (1.60)	$ (0.06)
Pro forma basic and diluted loss per share	$ (0.35)	$ (1.60)	$ (0.02)

ACCOUNTING PRONOUNCEMENTS

Effective with the beginning of the first quarter of fiscal 2004, the Company has adopted the fair value method of accounting for stock-based compensation on a prospective basis as described in SFAS 123 and 148. The Company incurred $57,000 in stock-based compensation costs in fiscal 2004. Historically, stock-based compensation has not been material.

OTHER INCOME AND EXPENSE

Other income and expense consists of the following (in thousands):

	2004	2003	2002
Interest income (expense), net	$ (301)	$ 13	$ 179
Realized and unrealized translation gains (losses), net	174	(390)	(351)
Other	(143)	(208)	(45)
	$ (270)	$ (585)	$ (217)

INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	2004	2003	2002
Current:			
Federal	$ 35	$ 50	$ (1,640)
Foreign	587	234	266
State	174	1	(36)
Deferred	(3,331)	(3,875)	561
	$ (2,535)	$ (3,590)	$ (849)

Pretax domestic income (loss) as reportable to the IRS was $2,000,000, $(9,557,000) and $(3,274,000) in 2004, 2003 and 2002, respectively.

A reconciliation of expected tax expense at the U.S. statutory rate to actual tax expense is as follows (in thousands):

	2004	2003	2002
Expected tax expense (benefit)	$ (1,662)	$ (4,816)	$ (430)
Increase (decrease) from:			
State and Puerto Rico taxes, net of federal benefit	(985)	(1,126)	(672)
Foreign taxes, net of federal credits	2	235	163
Goodwill writeoff		2,069	
Other	110	48	90
Actual tax benefit	$ (2,535)	$ (3,590)	$ (849)

Deferred income taxes at year end are attributable to the following (in thousands):

	2004	2003
Deferred assets:		
Retiree medical benefits	$ (6,969)	$ (6,907)
Inventories	(4,200)	(2,280)
Domestic NOL carried forward 19 years	(2,562)	(3,515)
Foreign NOL carried forward indefinitely	(1,365)	(1,165)
Foreign tax credit carryforward expiring 2007-8	(2,283)	(745)
Other	(987)	(907)
	(18,366)	(15,519)
Deferred liabilities:		
Prepaid pension	13,497	12,928
Other employee benefits	370	540
Depreciation	6,125	7,081
Other	1,561	1,593
	21,553	22,142
Valuation reserve for foreign tax credits	912	745
Net deferred tax liability	$ 4,099	$ 7,368
Long-term portion	$ 14,214	$ 14,696

EMPLOYEE BENEFIT PLANS

The Company has several pension plans, both defined benefit and defined contribution, covering all of its domestic and most of its nondomestic employees. In addition, certain domestic employees participate in an Employee Stock Ownership Plan (ESOP). Ninety percent of the actuarially determined annuity value of their ESOP shares is used to offset benefits otherwise due under the domestic defined benefit pension plan. The total cost (benefit) of all such plans for 2004, 2003 and 2002, considering the combined projected benefits and funds of the ESOP as well as the other plans, was $140,000, $(678,000) and $(1,783,000), respectively.

Under both domestic and foreign defined benefit plans, benefits are based on years of service and final average earnings. Plan assets, including those of the ESOP, consist primarily of investment grade debt obligations, marketable equity securities and shares of the Company's common stock. The measurement date for the Company's domestic pension and other benefit plans is June 30.

The asset allocation of the Company's domestic pension plan is diversified, consisting primarily of investments in equity and debt securities. The Company seeks a long-term investment return that is reasonable given prevailing capital market expectations. Target allocations are 50% to 70% in equities (including 10% to 20% in Company stock), and 30% to 50% in cash and debt securities.

The Company uses an expected long-term rate of return assumption of 8.0% for the domestic pension plan, and 6.9% for the nondomestic plan. In determining these assumptions, the Company considers the historical returns and expectations for future returns for each asset class as well as the target asset allocation of the pension portfolio as a whole.

The table below details assets by category for the Company's domestic pension plan. These assets consist primarily of publicly traded equity and fixed income securities, including 1,015,999 shares of the Company's common stock with a fair value of $16.4 million (16% of total plan assets) at June 30, 2004 and 1,030,235 shares with a fair value of $13.3 million (14% of total plan assets) at June 30, 2003. The majority of these shares are in the Company's ESOP plan.

	2004	2003
Asset category:		
Cash	13%	13%
Equities	59%	54%
Debt	28%	33%
	100%	100%

The status of these defined benefit plans, including the ESOP, is as follows (in thousands):

	2004	2003	2002
Change in benefit obligation			
Benefit obligation at beginning of year	$100,829	$ 93,349	$ 83,203
Service cost	3,245	3,278	3,106
Interest cost	6,104	6,490	5,958
Participant contributions	223	219	226
Exchange rate changes	3,362	3,066	820
Benefits paid	(3,836)	(3,648)	(3,614)
Actuarial (gain) loss	(4,737)	(1,925)	3,650
Benefit obligation at end of year	$105,190	$100,829	$ 93,349
Change in plan assets			
Fair value of plan assets at beginning of year	$115,191	$126,154	$128,038
Actual return on plan assets	13,931	(10,522)	633
Employer contributions	480	467	92
Participant contributions	223	219	226
Benefits paid	(3,836)	(3,648)	(3,614)
Exchange rate changes	2,701	2,521	779
Fair value of plan assets at end of year	$128,690	$115,191	$126,154
Reconciliation of funded status			
Funded status	$ 23,500	$ 14,362	$ 32,805
Unrecognized actuarial loss (gain)	9,958	19,009	(370)
Unrecognized transition asset	(981)	(1,922)	(2,932)
Unrecognized prior service cost	3,382	3,698	4,148
Prepaid pension cost	$ 35,859	$ 35,147	$ 33,651
Amounts recognized in statement of financial position			
Prepaid benefit cost	$ 36,705	$ 36,172	$ 35,069
Accrued benefit liability	(5,259)	(6,606)	(2,551)
Intangible asset	924	999	1,133
Accumulated other comp. income	3,489	4,582	
	$ 35,859	$ 35,147	$ 33,651
Accumulated benefit obligation at year-end for all pension plans	$ 96,113	$ 92,571	$ 89,803
Year-end information for plans with accumulated benefit obligations in excess of plan assets			
Projected benefit obligation	$ 32,069	$ 28,832	$ 24,947
Accumulated benefit obligation	31,300	26,617	24,889
Fair value of plan assets	26,040	22,011	20,800
Components of net periodic benefit cost (benefit)			
Service cost	$ 3,245	$ 3,278	$ 3,106
Interest cost	6,104	6,490	5,958
Expected return on plan assets	(9,387)	(10,271)	(10,863)
Amortization of prior service cost	421	408	394
Amortization of transition asset	(973)	(956)	(937)
Recognized actuarial gain	292	(58)	(264)
Net periodic benefit	$ (298)	$ (1,109)	$ (2,606)
Weighted average assumptions			
Discount rate	6.25%	6.00%	7.00%
Expected long-term rate of return	8.00%	8.00%	8.50%
Rate of compensation increase	3.25%	3.25%	3.75%

The Company provides certain medical and life insurance benefits for most retired employees in the United States. The status of these plans at year end is as follows (in thousands):

	2004	2003	2002
Change in benefit obligation			
Benefit obligation at beginning of year	$ 17,839	$ 15,649	$ 15,197
Service cost	657	633	551
Interest cost	1,037	1,057	1,097
Plan amendments	(1,360)		
Benefits paid	(1,312)	(1,047)	(1,014)
Actuarial (gain) loss	(1,145)	1,547	(182)
Benefit obligation at end of year	$ 15,716	$ 17,839	$ 15,649
Reconciliation of funded status			
Funded status	$ (15,716)	$ (17,839)	$ (15,649)
Unrecognized actuarial gain	2,481	3,750	2,259
Unrecognized prior service cost	(3,974)	(2,968)	(3,321)
Accrued benefit liability	$ (17,209)	$ (17,057)	$ (16,711)
Components of net periodic benefit cost			
Service cost	$ 657	$ 633	$ 551
Interest cost	1,037	1,057	1,097
Amortization of prior service cost	(353)	(353)	(353)
Recognized actuarial gain	123	56	81
Net periodic benefit cost	$ 1,464	$ 1,393	$ 1,376
Weighted average assumptions			
Discount rate	6.25%	6.00%	7.00%
Rate of compensation increase	3.25%	3.25%	3.75%

An 11.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2005. The rate was assumed to decrease gradually to 5.0% for 2014 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects (in thousands):

	1% Increase	1% Decrease
Effect on total of service and interest cost	$ 102	$ (86)
Effect on postretirement benefit obligation	778	(666)

For fiscal 2005, the Company expects no contributions (required or discretionary) to the qualified domestic pension plan, $23,000 to the nonqualified domestic pension plan, $497,000 to the nondomestic pension plan, and $900,000 to the retiree medical and life insurance plan.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Fiscal year	Pension	Other Benefits
2005	$ 3,971	$ 900
2006	4,083	988
2007	4,329	1,058
2008	4,703	1,100
2009	5,022	1,167
2010-2014	27,704	6,734

In December 2003, legislation was enacted providing a Medicare prescription drug benefit beginning in 2006 and federal subsidies to employers who provide drug coverage to retirees. The Company does not expect this legislation to materially impact plan obligations, and has not reflected any potential effects of the legislation.

DEBT

At year end, long-term debt consists of the following (in thousands):

	2004	2003
Note payable, due 12/03, 4%		$ 2,318
Capitalized lease obligations payable in Brazilian currency, due 2006 to 2008, 15% to 21%	$ 3,971	3,433
Revolving credit agreement	-	-
	3,971	5,751
Less current maturities	1,435	3,099
	$ 2,536	$ 2,652

The revolving credit agreement is for $15 million, expires September 13, 2005, and requires commitment fees of .25%. Interest rates vary from LIBOR plus .5% to 2% depending on EBITDA. The Company must maintain tangible net worth of $145 million and an EBITDA (as defined) to debt service ratio of at least 1.5. Current notes payable carry interest at a rate of LIBOR plus 1% to 4%. Interest expense, prior to capitalization of interest on self-constructed assets, was $1,080,000, $761,000 and $641,000 in 2004, 2003 and 2002. Long-term debt maturities from 2006 to 2008 are as follows: $707,000, $583,000, and $1,246,000.

COMMON STOCK

Class B common stock is identical to Class A except that it has 10 votes per share, is generally nontransferable except to lineal descendants, cannot receive more dividends than Class A, and can be converted to Class A at any time. Class A common stock is entitled to elect 25% of the directors to be elected at each meeting with the remaining 75% being elected by Class A and Class B voting together. In addition, the Company has a stockholder rights plan to protect stockholders from attempts to acquire the Company on unfavorable terms not approved by the Board of Directors. Under certain circumstances, the plan entitles each Class A or Class B share to additional shares of the Company or an acquiring company, as defined, at a 50% discount to market. Generally, the rights will be exercisable if a person or group acquires 15% or more of the Company's outstanding shares. The rights trade together with the underlying common stock. They can be redeemed by the Company for $.01 per right and expire in 2010.

Under the Company's employee stock purchase plans, the purchase price of the optioned stock is 85% of the lower of the market price on the date the option is granted or the date it is exercised. Options become exercisable exactly two years from the date of grant and expire if not exercised. Therefore, no options were exercisable at fiscal year ends. A summary of option activity is as follows:

	Shares On Option	Average Exercise Price At Grant	Shares Available For Grant
Balance, June 30, 2001	73,336	18.22	710,578
Options granted	28,191	18.06	(28,191)
Options exercised (17.77 and 18.65)	(20,552)	18.11	
Options canceled	(32,026)		32,026
Balance, June 29, 2002	48,949	17.48	714,413
Options authorized			800,000
Options granted	82,567	13.28	(82,567)
Options exercised (13.22 and 11.10)	(11,724)	12.93	
Options canceled	(51,720)		(693,936)
Balance, June 28, 2003	68,072	13.20	737,910
Options granted	36,919	12.65	(36,919)
Options exercised (12.29 and 13.26)	(3,322)	12.80	
Options canceled	(28,122)		25,462
Balance, June 26, 2004	73,547	12.78	726,453

The following information relates to outstanding options as of June 26, 2004:

Weighted average remaining life		1.1 years
Weighted average fair value on grant date of options granted in:	2002	$ 5.00
	2003	$ 4.00
	2004	$ 3.50

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: volatility - 21% to 29%, interest - 1.5% to 3.5%, and expected lives - 2 years.

CONTINGENCIES

Since early fiscal 2003, the Company has been the subject of a government investigation, prompted by a *qui tam* action. Subsequent to the end of fiscal 2004, the investigation was settled with no finding of liability or wrongdoing. The Company has recorded what it believes will be the final addition to its reserve for this matter of approximately $1.1 million in the fourth quarter of fiscal 2004.

OPERATING DATA

The Company believes it has no significant concentration of credit risk as of June 26, 2004. Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. One customer accounted for approximately 12% of sales in 2004 and 14% in 2003 and 2002.

The Company is engaged in the single business segment of producing and marketing industrial, professional and consumer products. It manufactures over 5,000 items, including precision measuring tools, tape measures, gages and saw blades. Operating segments are identified as components of an enterprise about which separate discrete financial information is used by the chief operating decision maker in determining how to allocate assets and assess performance of the Company.

The Company's operations are primarily in North America, Brazil, and the United Kingdom. Geographic information about the Company's sales and long-lived assets are as follows (in thousands):

	2004	2003	2002
Sales			
North America	$123,149	$124,006	$133,895
United Kingdom	27,409	28,910	26,331
Brazil	35,756	29,630	31,559
Eliminations and other	(6,318)	(6,835)	(7,439)
Total	$179,996	$175,711	$184,346
Long-lived Assets			
North America	$ 80,490	$ 83,790	$ 96,163
United Kingdom	8,482	7,978	7,916
Brazil	8,501	9,446	5,857
Other	2,189	1,894	2,094
Total	$ 99,662	$103,108	$112,030

Independent Auditors' Report

To the Stockholders and Directors of
The L. S. Starrett Company

We have audited the accompanying consolidated balance sheets of The L.S. Starrett Company and subsidiaries as of June 26, 2004 and June 28, 2003, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended June 26, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of June 26, 2004 and June 28 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 26, 2004, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in the notes to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 during the year ended June 28, 2003.

S/DELOITTE & TOUCHE LLP

Boston, Massachusetts
August 31, 2004

Financial Statistics

(in thousands except per share data)

	Years ended in June				
	2004	2003	2002	2001	2000
Net sales	$179,996	$175,711	$184,346	$225,857	$235,169
Earnings (loss) before change in accounting	(2,352)	(4,489)	(380)	8,097	11,489
Net earnings (loss)	(2,352)	(10,575)	(380)	8,097	11,489
Basic earnings (loss) per share	(0.35)	(1.60)	(0.06)	1.26	1.73
Diluted earnings (loss) per share	(0.35)	(1.60)	(0.06)	1.25	1.73
Long-term debt	2,536	2,652	7,000	7,000	3,000
Total assets	218,924	219,740	239,097	248,532	250,418
Dividends per share	0.40	0.70	0.80	0.80	0.80

THE L. S. STARRETT COMPANY

Quarterly Financial Data (unaudited)

(in thousands except per share data)
(before writeoff of $6,086 of goodwill in the September 2002 quarter)*

Quarter Ended	Net Sales	Gross Profit	Earnings (Loss) Before Taxes*	Earnings (Loss)*	Net Earnings (Loss)	Basic Earnings (Loss) Per Share*	Basic Earnings (Loss) Per Share	Dividends	Market Price High	Market Price Low
Sep. 2002	$ 45,335	$ 8,736	$ (4,496)	$ (2,535)	$ (8,621)	$ (0.39)	$ (1.31)	$ 0.20	25.30	15.28
Dec. 2002	44,828	10,342	(1,339)	(641)	(641)	(0.09)	(0.09)	0.20	17.60	13.80
Mar. 2003	41,525	9,162	(2,255)	(1,267)	(1,267)	(0.19)	(0.19)	0.20	17.10	12.45
Jun. 2003	44,023	10,435	11	(46)	(46)	(0.01)	(0.01)	0.10	14.60	11.63
	$ 175,711	$ 38,675	$ (8,079)	$ (4,489)	$ (10,575)	$ (0.68)	$ (1.60)	$ 0.70		
Sep. 2003	$ 40,675	$ 9,735	$ (1,950)	$ (1,095)	$ (1,095)	$ (0.16)	$ (0.16)	$ 0.10	15.36	12.78
Dec. 2003	45,420	8,392	(3,109)	(1,833)	(1,833)	(0.28)	(0.28)	0.10	17.63	13.83
Mar. 2004	44,945	11,928	180	444	444	0.07	0.07	0.10	17.36	15.05
Jun. 2004	48,956	13,238	(8)	132	132	0.02	0.02	0.10	16.47	14.75
	$ 179,996	$ 43,293	$ (4,887)	$ (2,352)	$ (2,352)	$ (0.35)	$ (0.35)	$ 0.40		

The Company's Class A common stock is traded on the New York Stock Exchange.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

2004 versus 2003

Overview As more fully discussed below, for fiscal 2004 the Company incurred a net loss of $2.4 million, or $.35 per basic and diluted share, compared to a net loss of $10.6 million, or $1.60 per basic and diluted share, for 2003. A significant portion of the losses in both years was caused by the charges incurred in connection with the government's investigation of the CMM division and related matters discussed in more detail below: in 2004, $2.9 million after tax or $.43 per share; and in 2003, $2.3 million or $.35 per share. Fiscal 2003 also included the writeoff of $6.1 million of goodwill (as discussed in the notes to the financial statements), or $.92 per share before and after tax; and fiscal 2004 contains $.6 million after tax ($.09 per share) of relocation and closure expenses related to our Skipton, England and Alum Bank, Pennsylvania manufacturing facilities. These unusual charges were offset by LIFO inventory liquidation benefits of $1.0 million and $.6 million after tax in 2004 and 2003 ($.15 and $.09 per share). Excluding all these unusual items, the Company had pro forma net income in 2004 of $.2 million, or $.02 per share, compared to a proforma net loss of $2.8 million, or $.42 per share, in 2003.

Sales Sales for fiscal 2004 increased 2% compared to 2003. Domestic sales are down 2% and foreign sales are up 12%. In local currency, foreign sales are down 2%, because the U.S. dollar has been weakening. Although domestic sales are down for the full year comparison, the quarter to quarter trend was up in fiscal 2004 whereas the trend was down in fiscal 2003. Domestic sales in the last six months of fiscal 2004 were 10% higher than in the last six months of fiscal 2003, reflecting improvement in the U.S. industrial manufacturing sector.

Loss before taxes and cumulative effect of change in accounting principle Excluding the effect in 2003 of the change in accounting principle mentioned above, the pretax losses for fiscal years 2004 and 2003 were $4.9 million and $8.1 million, respectively. Both periods contain unusual charges related to the CMM division: in the current fiscal year, $3.2 million to write down the CMM inventory to net realizable value and $1.4 million for settlement expenses and additional professional fees in connection with concluding the government investigation (see below); and, in the prior fiscal year, $3.7 million in connection with the government investigation ($2.1 million of this was charged to selling and general expense and $1.6 million to cost of sales). In addition, the Company incurred $1.0 million in fiscal 2004 for severance, training, and relocation/closure expenses related to its Skipton, England and Alum Bank, Pennsylvania manufacturing facilities. Excluding the CMM division charges in both years and the relocation expenses in 2004, the Company had pretax income of $.7 million in fiscal 2004 and a pretax loss of $4.4 million in fiscal 2003, a $5.1 million improvement.

The major items causing the $5.1 million improvement were lower ($.6 million) exchange losses, primarily in Brazil, and better gross margins (26.4% compared to 22.9% or $6.3 million excluding the unusual charges as discussed above). The gross margin improvement of over 3 percentage points is due primarily to lower headcount, higher domestic production levels and associated increase in overhead absorption, and LIFO inventory liquidation benefits of $1.6 million in fiscal 2004 compared to $.9 million in fiscal 2003. These items were partially offset by higher interest expense ($.3 million) in Brazil due to borrowing in local currency and an overall $2.4 million increase in selling and general expense (excluding the expense of the government investigation) caused primarily by the effect of the weakening U.S. dollar on the translation of expenses into U.S. dollars in Scotland and Brazil. Also contributing to this $2.4 million increase in selling and general expense were higher domestic fringe benefit and insurance costs, mainly retirement.

Income Taxes The effective income tax rate was 52% for fiscal 2004 and 44% for 2003. Puerto Rico tax incentives, and somewhat lower foreign income tax rates all contribute to an overall effective tax rate that is normally slightly lower than the combined U.S. state and federal rate of approximately 38%. The large change in effective rate comes about because pretax results are close enough to breakeven in both years that permanent book/tax differences and jurisdictional tax rate differentials have an exaggerated effect when converted to percentages. Because of losses, the rates are relatively high compared to our normal rate of about 35% because the least profitable operations are located in the jurisdictions with the highest tax rates.

Loss per share The following table summarizes the after tax effect of the goodwill writeoff, the CMM investigation, plant relocations, and LIFO inventory liquidation benefits:

	2004		2003	
	$000	per shr	$000	per shr
Net loss as reported	$ (2,352)	$ (0.35)	$ (10,575)	$ (1.60)
Remove unusual charges:				
Goodwill writeoff			6,086	0.92
CMM inventory and investigation	2,883	0.43	2,294	0.35
Plant relocations	620	0.09		
Remove unusual benefits:				
LIFO inventory reductions	(980)	(0.15)	(575)	(0.09)
Adjusted net income (loss)	$ 171	$ 0.02	$ (2,770)	$ (0.42)

2003 versus 2002

Overview As more fully discussed below, for fiscal 2003 the Company incurred a net loss of $10.6 million, or $1.60 per basic and diluted share, compared to a net loss of $.4 million, or $.06 per share, for 2002. A significant portion of the fiscal 2003 loss was caused by two unusual charges: the writeoff of $6.1 million, or $.92 per share before and after tax, of goodwill (as discussed in the notes to the financial statements) and a $2.3 million, or $.35 per share, after tax provision in connection with the government investigation of the Company's CMM division (see below). These 2003 charges were partially offset by LIFO inventory liquidation benefits of $.6 million after tax ($.09 per share), which did not occur in 2002. Excluding these unusual items, the Company incurred a net loss for 2003 of $2.8 million, or $.42 per share, compared to a net loss of $.4 million, or $.06 per share, in 2002.

Sales Sales for 2003 decreased 5% compared to 2002. Domestic sales were down 7% and foreign sales were up 2%. In local currency, foreign sales were up 14%, primarily because of the devaluation of Brazil's currency. The decrease in domestic sales reflects the continued weak U.S. industrial manufacturing sector, particularly in the third quarter of fiscal 2003, and lower first quarter shipments in fiscal 2003 to a major consumer products customer as they rebalanced their inventories.

Loss before taxes and cumulative effect of change in accounting principle Results for the year, before the cumulative effect of the change in accounting principle for goodwill (see footnotes regarding adoption of SFAS 142) were down $6.9 million from 2002. $3.7 million of this decrease ($.35 per share after tax) relates to charges taken in connection with the Company's CMM division as further described below. Excluding the goodwill writeoff and CMM division charges, cost of sales was 77.1% of sales compared to 75.6% in 2002 and pretax results were down $3.2 million. The major items causing the decrease in earnings were lower sales (approximately $2.5 million), increased domestic fringe benefit and insurance costs, mainly retirement ($1.0 million), additional reserves for slow moving inventory ($.9 million) and the effect on unabsorbed overhead ($3.0 to $4.0 million) of production levels being about 15% below sales as the Company continued to reduce inventories. These cost increases were partially offset by headcount and other cost reduction measures ($3.5 million), LIFO layer liquidation profits ($.9 million) and the elimination of goodwill amortization ($.3 million).

Income Taxes The effective income tax rate before goodwill writeoff was 44% for fiscal 2003 and 69% for 2002. The large change in effective rate comes about because pretax results are close enough to breakeven in both years that permanent book/tax differences and jurisdictional tax rate differentials have an exaggerated effect when converted to percentages. Because of losses, the rates are relatively high compared to our normal rate of about 35% because the least profitable operations have been in the jurisdictions with the highest tax rates.

Net loss per share Basic and diluted net loss per share was $1.60 for 2003. Excluding the $.35 related to the CMM division charges and the $.92 related to the writeoff of goodwill, the net loss was $.33 per share compared to a net loss of $.06 per share in 2002.

Coordinate Measuring Machine (CMM) division

In August 2004, the Company reached a settlement with the U.S. Department of Justice resulting in the termination of the Government's two-year investigation of the Company's CMM Division located in Mount Airy, North Carolina and the dismissal with prejudice of the allegations in the *qui tam* complaint investigated by the government. The *qui tam* complaint, which prompted the Government's investigation, was brought by a former independent contractor and former employee of the Company. The division manufactures and sells coordinate measuring machines and accounts for less than 2% of the Company's sales. Under the terms of the settlement, the Company will pay the Government $500,000, and the Company and its officers, directors, employees and shareholders will be released from any causes of action relating to the false claims allegations in the complaint that were the subject of the Government's investigation. The Company cooperated with the Government throughout its investigation, and has agreed to settle this matter solely to avoid the delay, expense, inconvenience and uncertainty of protracted litigation. In this regard, the Company denies and contests the allegations in the complaint, denies any wrongdoing in connection with those allegations, and notes that the Government itself, notwithstanding two years of investigation, intervened in this action only for the purposes of settlement and dismissing the *qui tam* action as described above. As a result of the government investigation and the CMM replacement program initiated prior thereto in March 2002, the Company took reserves and charged pretax operations with $3.7 million ($.35 per share after tax) in fiscal 2003 and $1.4 million in fiscal 2004. In addition, the Company charged cost of sales and wrote down the carrying cost of its CMM inventory by $3.2 million to net realizable value in the December 2003 quarter of fiscal 2004. See the additional comments below under "Reorganization and Restructuring Plans" regarding the CMM division.

Financial instrument market risk

Market risk is the potential change in a financial instrument's value caused by fluctuations in interest and currency exchange rates, and equity and commodity prices. The Company's operating activities expose it to risks that are continually monitored, evaluated, and managed. Proper management of these risks helps reduce the likelihood of earnings volatility. At June 2004 and 2003, the Company was not a party to any derivative arrangement and the Company does not engage in trading, market-making or other speculative activities in the derivatives markets. The Company does not enter into long-term supply contracts with either fixed prices or quantities. The Company does not engage in regular hedging activities to minimize the impact of foreign currency fluctuations. Net foreign monetary assets are approximately $4 million.

A 10% change in interest rates would not have a significant impact on the aggregate net fair value of the Company's interest rate sensitive financial instruments (primarily variable rate investments of $29.2 million and debt of $4 million at June 26, 2004) or the cash flows or future earnings associated with those financial instruments. A 10% change in interest rates would impact the fair value of the Company's fixed rate investments of approximately $2.2 million by $35,000.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

	Years ended in June ($000)		
	2004	2003	2002
Cash provided by operations	$ 18,899	$ 24,336	$ 17,700
Cash used in investing activities	(15,757)	(17,643)	(10,451)
Cash used in financing activities	(4,114)	(5,187)	(7,435)

Despite operating losses in 2004 and 2003, including the significant costs associated with the government's investigation of the CMM division, cash provided by operations has been positive in all periods presented. By far the biggest factor contributing to this has been the reduction in inventories that began in mid 2002, and had its most dramatic effect in fiscal 2003. "Retirement benefits" under noncash expenses in the detailed cash flow statement shows the effect on operating cash flow of the Company's pension and retiree medical plans. Primarily because the Company's domestic defined benefit plan is overfunded, retirement benefits in total are currently generating approximately $.8 million of noncash income ($2.2 and $1.4 million in 2003 and 2002). On an accrual basis, retirement benefit expense (income) was approximately $.7 million in 2004, $(.4) million in 2003 and $.9 million in 2002.

The Company's investing activities consist of expenditures for plant and equipment and the investment of cash not immediately needed for operations. Increased short-term investments partially offset by less capital expenditures accounts for the increase in investing activities in 2004 and 2003. Cash flows from financing activities are primarily the payment of dividends. The proceeds from the sale of stock under the various stock plans has historically been used to purchase treasury shares, although in recent years such purchases have been curtailed. Overall debt has been reduced from $12 million at the end of 2001 to $5 million at the end of 2004.

Liquidity and credit arrangements

The Company believes it maintains sufficient liquidity and has the resources to fund its operations in the near term. If the Company is unable to return to consistent profitability, additional steps will have to be taken in order to maintain liquidity, including plant consolidations and further workforce and dividend reductions (see "Reorganization and Restructuring Plans" section below). The Company maintains a $15 million line of credit, but has not made significant borrowings under it. Although the credit line is not currently collateralized, it is possible, based on the Company's financial performance, that in the future the Company will have to provide collateral in order to maintain the credit agreement. The Company has a working capital ratio of 5.4 to one as of June 26, 2004 and 5.9 to one as of June 28, 2003.

REORGANIZATION/RESTRUCTURING PLANS

As discussed in greater detail in the Company's Form 10-Q for the quarters ended December 27, 2003 and March 28, 2004, manufacturing globalization has adversely affected the Company's customer base and competitive position, particularly in North America, as more and more products are produced in low wage countries. As a result, the Company has been rethinking almost all aspects of its business and is formulating plans to lower wage costs, consolidate operations, move the strategic focus from manufacturing location to product group and distribution channel as well as achieving the goals of enhanced marketing focus and global procurement. Although there have been and may in the future be non-recurring costs associated with these plans, Management believes it is premature to take additional charges at this time. The outlook for the CMM division is problematic. Specific actions being considered for the CMM division range from staying in the business, to outsourcing, to exiting altogether. In the December 2003 quarter, the Company wrote down its CMM inventories by $3.2 million to an estimated net realizable value of $1.0 million (see above). During fiscal 2004, the Company consolidated its Skipton, England optical comparator manufacturing into its manufacturing facility in Jedburgh, Scotland. The cost of this move, including severance costs, was approximately $800,000, which will be partially offset by a $600,000 gain on the sale of the real estate that will be reported during the first quarter of fiscal 2005. The Company has closed, and is trying to sell, its Alum Bank, Pennsylvania level manufacturing plant and is relocating the manufacturing to the Dominican Republic where production is expected to begin in fiscal 2005. Relocation of other manufacturing capacity is also being considered. In addition, the Company has recently consolidated its consumer hardware products activities under one business unit head and created a new consumer hardware sales and marketing organization. The Company's goal is to achieve labor savings and maintain margins while satisfying the requirements of its customers with lower prices. The Company has closed one warehouse and is evaluating consolidating or eliminating others. Depending on how this capacity is replaced, this could reduce inventory requirements and save operating costs with the potential of a net gain due to the market value of the related real estate. No material costs or asset write-downs are currently expected as a result of these actions pertaining to distribution facilities. There can be no assurances that the Company will implement all these actions and that, if such actions are implemented, they will result in savings to the Company. It is also possible that the Company may need to incur additional charges in connection with these plans.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements as defined under the Securities and Exchange Commission rules.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. The first footnote to these financial statements describes the significant accounting policies and methods used in the preparation of the consolidated financial statements.

Judgements, assumptions, and estimates are used for, but not limited to, the allowance for doubtful accounts receivable and returned goods; inventory allowances; income tax reserves; employee turnover, discount, and return rates used to calculate pension obligations; normal expense accruals for such things as workers compensation and employee medical expenses; and of particular importance in fiscal 2003 and 2004 the previously discussed charges connected with the government investigation of our CMM division. Actual results could differ from these estimates.

The allowance for doubtful accounts and sales returns is based on our assessment of the collectibility of specific customer accounts, the aging of our accounts receivable and trends in product returns. While we believe that our allowance for doubtful accounts and sales returns is adequate, if there is a deterioration of a major customer's credit worthiness, actual defaults are higher than our previous experience, or actual future returns do not reflect historical trends, our estimates of the recoverability of the amounts due us and our sales could be adversely affected.

Inventory purchases and commitments are based upon future demand forecasts. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and requirements, we may be required to increase our inventory reserve and, as a result, our gross profit margin could be adversely affected.

Accounting for income taxes requires estimates of our future tax liabilities. Due to timing differences in the recognition of items included in income for accounting and tax purposes, deferred tax assets or liabilities are recorded to reflect the impact arising from these differences on future tax payments. With respect to recorded tax assets, we assess the likelihood that the asset will be realized. If realization is in doubt because of uncertainty regarding future profitability or enacted tax rates, we provide a valuation allowance related to the asset. Should any significant changes in the tax law or our estimate of the necessary valuation allowance occur, we would record the impact of the change, which could have a material effect on our financial position or results of operations.

Pension and postretirement medical costs and obligations are dependent on assumptions used by our actuaries in calculating such amounts. These assumptions include discount rates, healthcare cost trends, inflation, salary growth, long-term return on plan assets, retirement rates, mortality rates, and other factors. These assumptions are made based on a combination of external market factors, actual historical experience, long-term trend analysis, and an analysis of the assumptions being used by other companies with similar plans. Actual results that differ from our assumptions are accumulated and amortized over future periods. Significant differences in actual experience or significant changes in assumptions would affect our pension and other postretirement benefit costs and obligations.

CONTRACTUAL OBLIGATIONS

The following table summarizes future estimated payment obligations by period. The majority of the obligations represent commitments for production needs in the normal course of business.

	Payments due by period (in millions)				
	Total	< 1 yr.	1-3 yrs.	3-5 yrs.	> 5 yrs.
Long-term debt obligations	$ 1.5	$ 1.5			
Capital lease obligations	3.2	0.7	$ 2.5		
Operating lease obligations	1.7	0.5	0.7	$ 0.4	$ 0.1
Purchase obligations	15.2	15.2			
Other long-term liabilities reflected on the balance sheet under GAAP	-				
Total	$ 21.6	$ 17.9	$ 3.2	$ 0.4	$ 0.1

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report, including the President's letter, contains forward-looking statements about the Company's business, competition, sales, expenditures, foreign operations, plans for reorganization, interest rate sensitivity, debt service, liquidity and capital resources, and other operating and capital requirements. In addition, forward-looking statements may be included in future Company documents and in oral statements by Company representatives to security analysts and investors. The Company is subject to risks that could cause actual events to vary materially from such forward-looking statements, including the following risk factors:

Risks Related to Reorganization: The Company continues to develop plans to consolidate and reorganize some of its manufacturing and distribution operations. There can be no assurance that the Company will be successful in these efforts or that any consolidation or reorganization will result in cost savings to the Company. The implementation of these reorganization measures may disrupt the Company's manufacturing and distribution activities, could adversely affect operations, and could result in asset impairment charges and other costs that will be recognized if and when reorganization or restructuring plans are implemented or obligations are incurred. If the Company is unable to return to consistent profitability, additional steps will have to be taken, including further plant consolidations and workforce and dividend reductions.

Risks Related to Technology: Although the Company's strategy includes investment in research and development of new and innovative products to meet technology advances, there can be no assurance that the Company will be successful in competing against new technologies developed by competitors.

Risks Related to Foreign Operations: Approximately a third of the Company's sales and a quarter of net assets relate to foreign operations. Foreign operations are subject to special risks that can materially affect the sales, profits, cash flows, and financial position of the Company, including taxes and other restrictions on distributions and payments, currency exchange rate fluctuations, political and economic instability, inflation, minimum capital requirements, and exchange controls. In particular, the Company's Brazilian operations, which constitute over half of the Company's revenues from foreign operations, can be very volatile, changing from year to year due to the political situation and economy. As a result, the future performance of the Brazilian operations is inherently unpredictable.

Risks Related to Industrial Manufacturing Sector: The market for most of the Company's products is subject to economic conditions affecting the industrial manufacturing sector, including the level of capital spending by industrial companies and the general movement of manufacturing to low cost foreign countries where the Company does not have a substantial market presence. Economic weakness in the industrial manufacturing sector may, and in some cases has, resulted in decreased demand for certain of the Company's products, adversely affecting performance. Economic weakness in the consumer market will also adversely impact the Company. In the event that demand for any of the Company's products declines significantly, the Company could be required to recognize certain costs as well as asset impairment charges on long-lived assets related to those products.

Risks Related to Shift in Manufacturing: The Company's primary customers are manufacturers, particularly in the metal working industry. Manufacturing is shifting to low wage countries where the Company does not have a substantial market presence and, unless the Company can penetrate these markets, the Company's sales and performance may be adversely affected.

Risks Related to Competition: The Company's business is subject to direct and indirect competition from both domestic and foreign firms. In particular, low-wage foreign sources have created severe competitive pricing pressures. Under certain circumstances, including significant changes in U.S. and foreign currency relationships, such pricing pressures tend to reduce unit sales and/or adversely affect the Company's margins.

Risks Related to Customer Concentration: Sales to the Company's three biggest customers accounted for approximately 25% of revenues in fiscal 2004. The Company expects to wind down and eventually end its relationship with W.W.Grainger, one of the three customers, during fiscal 2005. The effect this will have on total Company sales and profits is unknown since much of the Grainger business is expected to be picked up by other Company distributors, although no such assurances can be made. The loss or reduction in orders by any of the remaining customers, including reductions due to market, economic or competitive conditions, or the failure to replace the lost Grainger sales could adversely affect business and results of operations. Indeed, the Company's major customers have, and may continue to, place pressure on the Company to reduce its prices. This pricing pressure may affect the Company's margins and revenues and could adversely affect business and results of operations.

Risks Related to Insurance Coverage: The Company carries liability, property damage, workers' compensation, medical, and other insurance coverages that management considers to be adequate. There can be no assurance, however, that the coverage limits of such policies will be adequate to cover all claims and losses. Such uncovered claims and losses could have a material adverse effect on the Company. The Company self-insures for health benefits and retains risk in the form of deductibles and sublimits. Depending on the risk, deductibles can be as high as 5% of the loss or $500,000.

Risk Related to Raw Material and Energy Costs: Steel is the principal raw material used in the manufacture of the Company's products. The price of steel has historically fluctuated on a cyclical basis and has often depended on a variety of factors over which the Company has no control. The cost of producing the Company's products is also sensitive to the price of energy. The selling prices of the Company's products have not always increased in response to raw material, energy or other cost increases, and the Company is unable to determine to what extent, if any, it will be able to pass future cost increases through to its customers. The Company's inability to pass increased costs through to its customers could materially and adversely affect its financial condition or results of operations.

Risks Related to Stock Market Performance: Although the Company's domestic defined benefit pension plan is significantly overfunded, a significant (over 30%) drop in the stock market, even if short in duration, could cause the plan to become temporarily underfunded and require the temporary reclassification of prepaid pension cost on the balance sheet from an asset to a contra equity account, thus reducing stockholders' equity and book value per share.

THE L. S. STARRETT COMPANY

Directors

RICHARD B. KENNEDY
Associate Principal and Market Strategy Consultant, Frank Lynn & Associates, Chicago, Illinois. Formerly Vice President, Marketing, Saint-Gobain Abrasives, Worcester, Massachusetts, producer of abrasives products. Member of the Audit Committee.

RALPH G. LAWRENCE
Retired President and Chief Operating Officer, Hyde Manufacturing Company, Southbridge, Massachusetts, producer of hand tools and specialty machine blades. Member of the Audit Committee.

ANTONY MCLAUGHLIN
President, Starrett Industria e Comercio Ltda., Itu, Brazil

ROBERT L. MONTGOMERY, JR.
Retired Executive Vice President and Chief Financial Officer, Columbus McKinnon Corporation, Amherst, New York, designer and manufacturer of material handling products, systems and services. Chairman of the Audit Committee.

TERRY A. PIPER
Chairman, President and Chief Executive Officer, Precision Steel Warehouse, Inc., Franklin Park, Illinois, a wholesale steel service center.

DOUGLAS A. STARRETT
President and Chief Executive Officer

ROGER U. WELLINGTON, JR.
Vice President, Treasurer and Chief Financial Officer

Officers

DOUGLAS A. STARRETT, President and CEO
ANTHONY M. ASPIN, Vice President Sales
STEPHEN F. WALSH, Vice President Operations
GEORGE B. WEBBER, Vice President Webber Gage Division
ROGER U. WELLINGTON, JR., Vice President, Treasurer and Chief Financial Officer
STEVEN A. WILCOX, Clerk; Partner, law firm of Ropes & Gray LLP

TRANSFER AGENT AND REGISTRAR — Mellon Investor Services LLC, PO Box 3315, South Hackensack, New Jersey 07606-1915; Telephone (800) 288-9541

COUNSEL — Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110-2624

AUDITORS — Deloitte & Touche LLP, 200 Berkeley Street, Boston, Massachusetts 02116-5022

LISTED — New York Stock Exchange — Symbol SCX

WEBSITE — www.starrett.com

SECURITIES AND EXCHANGE COMMISSION FORM 10-K

A copy of the Company's 2004 Annual Report (Form 10-K) filed with the Securities and Exchange Commission is available to stockholders on request. It may be obtained by writing to the Treasurer, The L.S. Starrett Company, Athol, Massachusetts 01331-1915.

Starrett®

The L.S. Starrett Company
121 Crescent Street
Athol, MA 01331-1915
978-249-3551
www.starrett.com